VIA EDGAR

July 19, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Graña y Montero S.A.A.
Registration Statement on Form F-1
File No.: 333-189067

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Graña y Montero S.A.A. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form F-1 (as amended to the date hereof, the “Registration Statement”) be declared effective by 4:00 p.m. Washington D.C. time on July 23, 2013, or as soon as practicable thereafter.

Pursuant to this request, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission or the staff not declare the effectiveness of the Registration Statement until Juan Méndez or Juan M. Naveira of Simpson Thacher & Bartlett LLP speak with you on that date. The Company also respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to Juan Mendez, at (212) 455-2579, or Juan M. Naveira, at (212) 455-7465.

[Signature page follows]

Very truly yours,

Graña y Montero S.A.A.

By:	/s/ José Graña Miró Quesada
Name: José Graña Miró Quesada
Title: Director

By:	/s/ Claudia Drago Morante
Name: Claudia Drago Morante
Title: Chief Legal Officer